UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 23, 2011

By: /s/ Bernard J. Pitz______________

Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements
December 31, 2010 and 2009

Management’s Responsibility for Financial Statements

2 – 3

Management’s Report on Internal Control over Financial

    Reporting

4 – 5

Independent Auditor’s Report

6 – 7

Independent Auditor’s Report on Internal Control over

    Financial Reporting

8 – 9

Financial Statements

Consolidated Earnings

10

Consolidated Comprehensive Income (Loss)

11

Consolidated Shareholders’ Equity

12 – 13

Consolidated Cash Flows

14

Consolidated Balance Sheets

15

Notes to Consolidated Financial Statements

16 – 70

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are non-management and unrelated directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examinations. The Audit Committee is also responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company’s external independent auditors, Raymond Chabot Grant Thornton LLP were appointed by the shareholders at the Annual Meeting of Shareholders on June 8, 2010, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A. C. Yull

Gregory A.C. Yull
President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz
Chief Financial Officer

Bradenton, Florida and Montreal, Canada
March 22, 2011

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2010 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s independent auditors, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull
President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz
Chief Financial Officer

Bradenton, Florida and Montreal, Canada
March 22, 2011

Raymond Chabot

Grant Thornton

Raymond Chabot Grant Thornton LLP

Suite 2000

Independent Auditor’s Report

National Bank Tower

600 De La Gauchetiere Street West

Montreal, Quebec H3B 4L8

Telephone:  514-878-2691

Fax:  514-878-2127

www.rcgt.com

To the Shareholders of
Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2010, and 2009 and the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) for the years ended December 31, 2010 and 2008, and in accordance with Canadian generally accepted auditing standards for the year ended December 31, 2009. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as of December 31, 2010, based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2011, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada
March 22, 2011

____________________________

1 Chartered accountant auditor permit no. 8620

Raymond Chabot

Grant Thornton

Raymond Chabot Grant Thornton LLP

Suite 2000

Independent Auditor’s Report on Internal

National Bank Tower

Control Over Financial Reporting

600 De La Gauchetiere Street West

Montreal, Quebec H3B 4L8

Telephone:  514-878-2691

Fax:  514-878-2127

www.rcgt.com

To the Shareholders of
Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management's Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. for the years ended December 31, 2010 and 2008 and in accordance with Canadian generally accepted auditing standards for the year ended December 31, 2009 and our report dated March 22, 2011 expressed an unqualified opinion thereon.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada

March 22, 2011

____________________________

1 Chartered accountant auditor permit no. 8620

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars, except per share amounts)

	2010	2009	2008
	$	$	$
Sales	720,516	615,462	737,155
Cost of sales	640,906	532,543	658,900
Gross profit	79,610	82,919	78,255

Selling, general and administrative expenses	72,477	69,820	68,189
Stock-based compensation expense (Note 14)	964	1,037	1,268
Research and development expenses	6,252	5,605	5,610
Financial expenses
Interest	15,538	15,888	18,365
Other	880	(148)	1,425
Refinancing			6,031
Manufacturing facility closures, restructuring, and other charges (Note 4)	8,089	1,091
	104,200	93,293	100,888
Loss before impairment of goodwill and income taxes	(24,590)	(10,374)	(22,633)
Impairment of goodwill			66,726
Loss before income taxes	(24,590)	(10,374)	(89,359)
Income taxes (recovery) (Note 5)
Current	(10)	731	(566)
Future	31,865	3,284	4,006
	31,855	4,015	3,440
Net loss	(56,445)	(14,389)	(92,799)

Loss per share (Note 6)
Basic	(0.96)	(0.24)	(1.57)
Diluted	(0.96)	(0.24)	(1.57)

The accompanying notes are an integral part of the consolidated financial statements and Note 3 provides additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars)

	2010	2009	2008
	$	$	$
Net loss	(56,445)	(14,389)	(92,799)
Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil; nil in 2009; $1,733 in 2008)	(599)	(1,747)	(2,950)
Settlements of interest rate swap agreements, recorded in consolidated earnings (net of income taxes of nil; nil in 2009; $1,080 in 2008)	1,249	1,812	1,840
Change in fair value of investment in publicly traded securities designated as available-for-sale		1,044
Gain on sale of investment in publicly traded securities recorded in consolidated earnings		(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil; nil in 2009; $151 in 2008)	1,828	3,640	(257)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil; nil in 2009)	(869)	(1,489)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil; nil in 2009)	(616)	(1,103)
Reduction in net investment in a foreign subsidiary (Note 3)		(125)	(899)
Changes in accumulated currency translation adjustments	3,514	16,868	(32,644)
Other comprehensive income (loss)	4,507	17,856	(34,910)
Comprehensive income (loss) for the year	(51,938)	3,467	(127,709)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at December 31, 2007	58,956,348	348,174	11,856	(67,482)	67,462	360,010
Cumulative impact of accounting changes relating to inventories				(252)		(252)
Balance as at December 31, 2007, as restated	58,956,348	348,174	11,856	(67,734)	67,462	359,758
Stock-based compensation expense			1,268			1,268
Net loss				(92,799)		(92,799)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(2,950)	(2,950)
Settlements of interest rate swap agreements, recorded in the consolidated earnings					1,840	1,840
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					(257)	(257)
Reduction in net investment in a foreign subsidiary					(899)	(899)
Changes in accumulated currency translation adjustments					(32,644)	(32,644)
Balance as at December 31, 2008	58,956,348	348,174	13,124	(160,533)	32,552	233,317
Repurchase of common shares (Note 14)	(5,298)	(31)		13		(18)
Stock-based compensation expense			1,037			1,037
Net loss				(14,389)		(14,389)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(1,747)	(1,747)
Settlements of interest rate swap agreements, recorded in consolidated earnings					1,812	1,812
Change in fair value of investment in publicly traded securities designated as available-for-sale					1,044	1,044
Gain on sale of investment in publicly traded securities recorded in the consolidated earnings					(1,044)	(1,044)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					3,640	3,640
Settlements of forward foreign exchange rate contracts, recorded in consolidated earnings					(1,489)	(1,489)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(1,103)	(1,103)
Reduction in net investment in a foreign subsidiary					(125)	(125)
Changes in accumulated currency translation adjustments					16,868	16,868
Balance as at December 31, 2009	58,951,050	348,143	14,161	(174,909)	50,408	237,803

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$

Balance as at December 31, 2009 (balance carried forward)	58,951,050	348,143	14,161	(174,909)	50,408	237,803
Exercise of stock options	10,000	5				5
Stock-based compensation expense			964			964
Net loss				(56,445)		(56,445)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges					(599)	(599)
Settlements of interest rate swap agreements, recorded in consolidated earnings					1,249	1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges					1,828	1,828
Settlements of forward foreign exchange rate contracts, recorded in consolidated earnings					(869)	(869)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships					(616)	(616)
Changes in accumulated currency translation adjustments					3,514	3,514
Balance as at December 31, 2010	58,961,050	348,148	15,125	(231,354)	54,915	186,834

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2010, 2009 and 2008
(in thousands of US dollars)

	2010	2009	2008
	$	$	$
OPERATING ACTIVITIES
Net loss	(56,445)	(14,389)	(92,799)
Non-cash items
Depreciation, amortization and accretion expense	37,368	37,526	36,538
Impairment of goodwill			66,726
Loss on disposal of property, plant and equipment	308	501	532
Charges in connection with manufacturing facility closures, restructuring, and other charges	6,095	1,091
Write-off of debt issue expenses in connection with debt refinancing			3,111
Write-down of inventories	1,651	1,105	7,703
Reversal of a portion of a write-down of inventories	(10)	(2,082)
Impairment of property, plant and equipment	1,016	94	424
Write-down on classification as assets held-for-sale	699	123
Impairment of intangible assets	1,727	32
Impairment of other assets	1,258
Future income taxes	31,865	3,284	4,006
Stock-based compensation expense	964	1,037	1,268
Pension and post-retirement benefits funding in excess of amounts expensed	(838)	1,308	(1,479)
Gain on forward foreign exchange rate contracts	(279)	(650)
Changes in fair value of forward foreign exchange rate contracts upon discontinuance of the related hedging relationships	(1)	3
Changes in fair value of forward foreign exchange rate contracts for which hedge accounting is not applied	144
Unrealized foreign exchange loss	(44)	(76)
Gain on sale of publicly traded securities		(1,044)
Gain on repurchase of Senior Subordinated Notes		(818)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary		(125)	(899)
Other	(110)	63
Cash flows from operations before changes in working capital items	25,368	26,983	25,131
Changes in working capital items
Trade receivables	(12,201)	3,177	12,310
Other receivables	(1,213)	1,231	(1,491)
Inventories	(15,210)	16,272	(6,556)
Parts and supplies	181	(441)	(1,306)
Prepaid expenses	(679)	(606)	364
Accounts payable and accrued liabilities	15,780	(11,706)	(7,664)
	(13,342)	7,927	(4,343)
Cash flows from operating activities	12,026	34,910	20,788

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	647
Property, plant and equipment	(8,627)	(13,141)	(21,048)
Proceeds on the disposal of property, plant and equipment	274	18	3,202
Proceeds on disposal of an asset held-for-sale	1,156
Proceeds on disposal of investment in publicly traded securities		1,044
Restricted cash	(5,183)
Other assets	(2,874)	125	(795)
Intangible assets	(849)	(939)	(3,207)
Cash flows from investing activities	(15,456)	(12,893)	(21,848)

FINANCING ACTIVITIES
Long-term debt	42,242	13,953	160,119
Exercise of stock options	5
Repurchase of Senior Subordinated Notes and related expenses		(5,317)
Debt issue expenses			(2,777)
Repayment of long-term debt	(38,239)	(42,928)	(154,952)
Repurchase of common shares		(18)
Cash flows from financing activities	4,008	(34,310)	2,390
Net increase (decrease) in cash and cash equivalents	578	(12,293)	1,330
Effect of foreign currency translation adjustments	(281)	574	(1,469)
Cash and cash equivalents, beginning of year	3,671	15,390	15,529
Cash and cash equivalents, end of year	3,968	3,671	15,390

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	14,539	15,754	20,264
Income taxes paid	394	548	364

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

December 31, 2010 and 2009
(in thousands of US dollars)

	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,968	3,671
Restricted cash (Note 19)	5,183
Trade receivables	86,516	74,161
Other receivables (Note 7)	4,270	3,052
Inventories (Note 8)	92,629	79,001
Parts and supplies	15,130	15,203
Prepaid expenses	4,586	3,693
Derivative financial instruments (Note 20)	1,270	1,438
Assets held-for-sale	671	149
Future income taxes (Note 5)	1,765	11,860
	221,747	192,228
Property, plant and equipment (Note 9)	241,445	274,470
Other assets (Note 10)	23,185	21,869
Intangible assets (Note 11)	2,344	3,550
Future income taxes (Note 5)	23,143	43,736
	506,105	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	85,145	68,228
Installments on long-term debt (Note 12)	2,837	1,721
	87,982	69,949
Long-term debt (Note 12)	218,177	215,281
Pension and post-retirement benefits (Note 16)	10,728	10,200
Derivative financial instruments (Note 20)	898	1,548
Other liabilities (Note 13)	1,486	1,072
	319,271	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 14)	348,148	348,143
Contributed surplus	15,125	14,161

Deficit	(231,354)	(174,909)
Accumulated other comprehensive income (Note 15)	54,915	50,408
	(176,439)	(124,501)
	186,834	237,803
	506,105	535,853

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ George Bunze	/s/ Gregory Yull
George Bunze, Director	Gregory Yull, Director

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

1  –

GOVERNING STATUTES AND NATURE OF ACTIVITIES

Intertape Polymer Group Inc. (the “Company”), incorporated under the Canada Business Corporations Act, is based in Montreal, Canada and in Bradenton, Florida, develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for industrial use and, through wholesalers for retail applications.

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. The Company complies with, and is subject to, the federal laws of Canada, as well as the Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSX.

In December 2009, the Company filed a notification with the US Securities and Exchange Commission (“SEC”) voluntarily delisting its common shares trading on the New York Stock Exchange (“NYSE”). The delisting from the NYSE did not affect the Company’s registration with the SEC.

2  –

ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which, in certain respects, differ from the accounting principles generally accepted in the United States (“US GAAP”), as presented in Note 21.

Accounting estimates and measurement uncertainty

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the consolidated balance sheet date and the recorded amounts of revenues and expenses during the year then ended. On an ongoing basis, management reviews its estimates based on currently available information. Actual results may differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax losses and other future income tax assets, allowance for obsolete and slow moving inventories, net realizable value of inventories, useful lives of long-lived assets, the assumptions underlying the Company’s pension and post-retirement benefits and stock-based compensation fair value model, accounting for asset retirement obligation, the assumptions inherent in the determination of certain accrued liabilities, the estimated future cash flows and projections in connection with the impairment tests of intangible assets and property, plant and equipment and accounting for contingencies.

Significant changes in the underlying assumptions could result in significant changes to these estimates.

2  –

ACCOUNTING POLICIES (Continued)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Foreign exchange gains and losses in connection with intercompany transactions, which are not designated as part of the Company’s net investment in its self-sustaining foreign operations, are included in the determination of net earnings for the year.

Financial assets and liabilities

Financial instruments are measured at fair value on initial recognition. The measurement of financial instruments in subsequent periods depends on their classification. The classification of the Company’s financial instruments in the various classes is presented in the following table:

Class	Financial instruments
Assets held for trading	Cash and cash equivalents Restricted cash
Loans and receivables	Trade receivables Other receivables (1) Loan to an officer (Note 10)
Other financial liabilities	Accounts payable Long-term debt

(1)

Excluding income, sales and other taxes

Assets held for trading are recognized at fair value on the consolidated balance sheet.

Loans and receivables are recorded at amortized cost. Subsequent measurement of trade receivables and loan to an officer are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts and impairment, respectively. Subsequent measurement of other receivables is recorded at amortized cost using the effective interest method, including any impairment thereof.

Accounts payable are measured at amortized cost using the effective interest method and the gains and losses resulting from their subsequent measurement, at the end of each year, are recognized in net earnings.

Long-term debt is measured at amortized cost using the effective interest method. The amount recorded upon initial recognition corresponds to the notional amount of the long-term debt, representing its fair value, less the related debt issue expenses, with the exception of debt issue expenses incurred in connection with a line of credit or a revolving long-term credit agreement, such as the Company’s asset based loan (“ABL”), which are capitalized and amortized, using the straight-line method, over the term of the ABL.

2  –

ACCOUNTING POLICIES (Continued)

Hierarchy of financial instruments

The Company categorizes its financial instruments, measured at fair value in the consolidated balance sheet, including its financial assets, financial liabilities and derivative financial instruments, into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities. The financial assets included in this level are cash and cash equivalents and restricted cash.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly. This level includes the Company’s derivative financial instruments composed of its interest rate swap agreements and forward foreign exchange rate contracts, which are valued using a pricing model supported by market inputs.

Level 3: The fair value is estimated using a valuation technique based on unobservable data. As at December 31, 2010, the Company does not have any financial assets, financial liabilities or derivative financial instruments, which should be included in this level.

Derivative financial instruments

The Company uses derivative financial instruments to mitigate or eliminate the risks inherent in certain transactions and identifiable balances that arise in the normal course of business. Derivative financial instruments are primarily utilized by the Company to reduce interest rate risk on its long-term debt and foreign exchange risk on certain of its inventory purchases and foreign generated and denominated net earnings. The Company uses derivative financial instruments to ensure unfavourable fluctuations in cash flows are offset by changes in cash flows from derivative financial instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument and inventory purchases, including the related settlement thereof. The Company concluded that its derivative financial instruments are effective as cash flow hedges, both at inception and over the term of the instrument, since all critical terms of these derivative financial instruments match the terms of the debt instrument and inventory purchases, including the related settlement thereof, being hedged. The Company formally documents all relationships between the hedging items and the hedged items. The Company also assesses the effectiveness of the hedging relationships each quarter, both prospectively and retroactively.

Interest rate swap agreements are used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

2  –

ACCOUNTING POLICIES (Continued)

Forward foreign exchange rate contracts are used as part of the Company’s program to manage the exchange risk associated with certain monthly inventory purchases of the Company’s US self-sustaining foreign operations, which are settled in Canadian dollars. Foreign exchange rate gains and losses resulting from the updating of the accounts payable related to these purchases, or the settlement thereof, are included in the determination of net earnings for the year along with the corresponding amounts reclassified from accumulated other comprehensive income representing the changes in fair value of the related forward foreign exchange contracts. Upon the sale of the inventories, any remaining amounts in accumulated other comprehensive income relating to these purchases, are included in the determination of net earnings for the year as an increase or decrease to cost of sales.

The Company also uses forward foreign exchange rate contracts in order to mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated and denominated net earnings. These forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and accordingly, have not been designated as such. Consequently, changes in the fair value of these forward foreign exchange rate contracts are included in the determination of net earnings for the year.

The effective portion of changes in the fair value of a financial instrument designated as a hedge is recognized in other comprehensive income (loss) and gains and losses related to the ineffective portion, if any, are immediately recognized in net earnings with the related hedged item. Amounts previously included as part of accumulated other comprehensive income are reclassified to net earnings with the hedged item in the period during which the hedged item impacts net earnings. Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates the designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in other comprehensive income (loss) are reclassified to net earnings.

Comprehensive income

Comprehensive income is the change in equity or net assets of the Company during the period from transactions and other instruments and circumstances from non-owner sources and comprises the Company’s net earnings and other comprehensive income. Other comprehensive income comprises items that are recognized in comprehensive income, but excluded from the determination of net earnings, primarily including exchange gains and losses on net investments in self-sustaining foreign operations and changes in the fair value of financial instruments designated as cash flow hedges. The components of comprehensive income are presented in consolidated comprehensive income (loss).

Foreign currency translation

Reporting currency

The accounts of the Company’s operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenues and expenses have been translated at the average rate during the year then ended. All translation gains or losses of the Company’s net equity investments in these operations have been included in accumulated other comprehensive income in the consolidated balance sheet.

2  –

ACCOUNTING POLICIES (Continued)

Foreign currency translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenues and expenses have been translated at the average exchange rates for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains or losses on financial assets and liabilities are recognized in net earnings.

Revenue recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement (purchase order was received from the customer), the amount is fixed or determinable (pre-established price list with customers), delivery of the product to the customer has occurred (generally, FOB shipping point), there are no uncertainties surrounding product acceptance and collection of the amount is considered probable (credit worthiness of customers is regularly evaluated). Title to the product passes upon shipment of the product. Sales returns and allowances are treated as reductions of sales and are provided for based on historical experience and current estimates.

Research and development

Research and development expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Stock options

The Company has a stock-based compensation plan that grants stock options to employees and directors. Stock-based compensation expense is measured at fair value, as at the date of the grant, and is recognized over the vesting period of the options granted. Any consideration paid by employees and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. Forfeitures are estimated at the time of the grant and are subsequently adjusted to reflect actual events.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method giving effect to the exercise of stock options. The treasury stock method assumes that any proceeds that could be obtained upon the exercise of options would be used to repurchase common shares at the average market price during the year.

Cash and cash equivalents

Cash includes cash on account and demand deposits. Cash equivalents (as at December 31, 2010,a term deposit amounting to $1.4 million ($3.0 million in 2009)) include liquid instruments that can be converted into a known cash amounts and maturing within less than three months.

Restricted Cash

Cash is considered restricted when it is subject to restrictions that prevent its use for current purposes.

2  –

ACCOUNTING POLICIES (Continued)

Accounts receivable

Credit is extended based on evaluation of a customer’s financial condition. For certain customers, the Company may require a (i) cash on delivery arrangement or (ii) collateral. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms, net of an allowance for doubtful accounts.

Inventories and parts and supplies

Raw materials, work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labour and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost, less any allowance for obsolescence.

Assets held-for-sale

Assets held-for-sale are presented at the lower of their carrying amount or fair value less cost to sell and are not depreciated or amortized.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and the applicable investment tax credits earned and are depreciated over their estimated useful lives or, if lower, over the terms of the related leases using the straight-line method over the following years:

Years

Buildings and building under capital lease	15 to 40
Manufacturing equipment	5 to 20
Computer equipment and software	3 to 10
Furniture, office equipment and other	3 to 7

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred. Expenditures constituting betterment to the assets by way of change in capacities or extension of useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they are placed into service.

Other assets

Debt issue expenses, incurred in connection with the Company’s ABL, are capitalized and amortized, using the straight-line method, over the term of the ABL. Other deferred charges are amortized on a straight-line basis over the period of future benefit not exceeding 5 years as at December 31, 2010.

2  –

ACCOUNTING POLICIES (Continued)

Intangible assets

Intangible assets are stated at cost less accumulated amortization and are depreciated over their estimated useful lives using the straight-line method over the following years:

Years

Distribution rights	6
Customer contracts	6
License agreement	5
Software development	5

Impairment of long-lived assets

Long-lived assets, such as property, plant and equipment and intangible assets, subject to amortization, are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Transaction costs

Transaction costs with respect to financial instruments not classified as held-for-trading, with the exception of a line of credit or a revolving long-term credit agreement, are recorded as an adjustment to the cost of the underlying financial instruments, when they are recognized, and are amortized using the effective interest rate method.

Transaction costs incurred in connection with the securing of a line of credit or a revolving long-term credit agreement are capitalized as part of other assets, on the consolidated balance sheet, and subsequently amortized, using the straight-line method, over the term of the related long-term credit agreement.

Transaction costs with respect to equity instruments are recorded as a reduction of the proceeds received.

Environmental costs

The Company expenses, as incurred, recurring costs associated with managing hazardous substances in ongoing operations.

2  –

ACCOUNTING POLICIES (Continued)

Other liabilities

An asset retirement obligation is recorded in connection with the estimated future costs to restore a leased property to the same condition, which existed at the inception of the lease agreement.  These costs are based on the lease term, external quotes for similar removal activities and the lease conditions and requirements. A discounted liability is recorded representing the fair value of an asset retirement obligation with a corresponding increase to a long-lived asset. The liability and the corresponding long-lived asset are recorded on the Company’s consolidated balance sheet under the captions other liabilities and property, plant and equipment, respectively. The initial recorded asset retirement obligation, which has been discounted using the Company’s credit-adjusted risk free rate, are reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying this liability. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the lease term and recognizes accretion expense in connection with the discounted liability over the same period.

Pension and post-retirement benefits

The Company has defined benefit and defined contribution pension plans and other post-retirement benefit plans for its employees in both Canada and the US.

The following policies are used with respect to the accounting for the defined benefit and other post-retirement benefit plans:

–

The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by employees. The calculations take into account management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants’ mortality rates and expected health care costs;

–

For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and for other plans, at fair value. Market-related value of assets as at December 31 is determined based on the assets’ market value adjusted by a certain percentage, ranging from 20% to 80%, of the assets gains (losses) from the prior four years, resulting in values within 80% to 120% of the assets actual market value. Assets gains (losses) represent the difference between the assets’ market value and their expected value. The assets’ expected value is determined as a function of the assets’ prior year’s market value adjusted for contributions, benefits paid and interest rate as at the valuation date;

–

Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees who are active at the date of amendment;

–

Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10% of the greater of the benefit obligations and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees covered by the plans;

2  –

ACCOUNTING POLICIES (Continued)

–

On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional obligations on a straight-line basis over the average remaining service periods of employees expected to receive benefits under the benefit plans as at January 1, 2000;

–

When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

–

Defined contribution plan accounting is applied to a multiemployer defined benefit plan for which the Company has insufficient information to apply defined benefit plan accounting.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

Future accounting changes

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that GAAP for publically accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to GAAP, but there are significant differences in recognition, measurement and disclosures. The Company will change over to IFRS for its interim and annual financial statements beginning on January 1, 2011.

1  –

ADDITIONAL INFORMATION REGARDING CONSOLIDATED EARNINGS

	2010	2009	2008
	$	$	$
Interest
Interest on long-term debt	14,503	15,453	18,079
Amortization of debt issue expenses on long-term debt	1,116	1,094	934
Accretion expense	172	40
Other interest	58	46	244
Amortization of debt issue expenses on credit facilities			141
Interest capitalized to property, plant and equipment	(311)	(745)	(1,033)
	15,538	15,888	18,365

3  –

ADDITIONAL INFORMATION REGARDING CONSOLIDATED EARNINGS (Continued)

	2010	2009	2008
	$	$	$
Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)		(125)	(899)
Foreign exchange loss (gain)	(802)	(46)	1,689
Interest income and other financial expenses	1,432	1,644	635
Gain on sale of investment in publicly traded securities (2)		(916)
Changes in fair value of forward foreign exchange rate contracts for which hedge accounting was not applied (Note 20)	241
Changes in fair value of forward foreign exchange rate contracts upon discontinuance of the related hedging relationships	9	113
Gain on repurchase of Senior Subordinated Notes (Note 12)		(818)
	880	(148)	1,425

Refinancing
Write-off of debt issue expenses in connection with debt refinancing	3,111
Loss on settlement of interest rate swap agreements	2,920
6,031

Depreciation of property, plant and equipment	35,168	35,570	35,174
Amortization of other deferred charges	58	106	117
Amortization of intangible assets	854	716	172
Write-down on classification as asset held-for-sale (3)	699	123
Impairment of property, plant and equipment	1,016(5)	94(4)	424
Impairment of intangible assets	1,727(5)	32
Impairment of other assets (5)	1,258
Loss on disposal of property, plant and equipment	308	501	532
Investment tax credits recorded as a reduction of research and development expenses	123	53	170
Goodwill impairment (6)			66,726

(1)

In 2009 and 2008, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million and $0.9 million, respectively, as a result of a partial repayment of notes previously advanced to one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

 (2)

In 2009, the Company sold its investment in publicly traded securities, and accordingly, recorded in its consolidated earnings a non-cash gain amounting to approximately $1.0 million ($0.1 million was included under the caption cost of sales).

(3)

In 2010, the Company recorded a write-down, included under the caption selling, general and administrative expenses, of approximately $0.7 million ($0.1 million in 2009) in connection with assets classified as held-for-sale as a result of such assets being actively marketed.

(4)

In 2009, the Company recorded an impairment charge, included under the caption selling, general and administrative expenses, in connection with the properties located at its Hawkesbury, Ontario, Canada manufacturing facility, which was closed. The Company obtained independent appraisals for these assets and concluded that an impairment charge of approximately $0.1 million was warranted to reflect the expected salvage value, less the cost to sell these assets.  As described in Note 4 to these consolidated financial statements, in 2010, the Company recorded an additional impairment amounting to approximately $0.7 million.

(5)

Please refer to Note 11.

3  –

ADDITIONAL INFORMATION REGARDING CONSOLIDATED EARNINGS (Continued)

(6)

As at December 31, 2008, management concluded that the Company’s future business activities and underlying markets had suffered adverse consequences in connection with the worldwide credit crisis and economic slowdown and consequently, reduced its related future cash flows and revenue projections. Accordingly, the Company recorded a goodwill impairment charge in its consolidated earnings in the amount of $66.7 million.

2  –

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER CHARGES

Year ended December 31, 2010

The following table describes the significant charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for the year ended December 31, 2010 under the caption manufacturing facility closures, restructuring and other charges.

		Impairment of long-lived assets	Severance and other labor related costs	Inventory write-down	Total
		$	$	$	$

Brantford, Ontario facility closure	(a)	4,386	1,994	1,044	7,424
Hawkesbury, Ontario facility closure	(b)	665			665
		5,051	1,994	1,044	8,089

Balance as at December 31, 2009 included in accounts payable and accrued liabilities			850		850
Manufacturing facility closures, restructuring, and other charges		5,051	1,994	1,044	8,089
Cash payments			(651)		(651)
Non-cash charges		(5,051)		(1,044)	(6,095)
Balance as at December 31, 2010 included in accounts payable and accrued liabilities			2,193		2,193

(a)

Due to the economic consequences of significant and unsustainable losses associated with the continuing strike of its unionized workers, and the Company’s management assessment and conclusion that turnaround is unlikely, the Company decided and accordingly committed, in the latter part of 2010, to a plan to close its manufacturing facility in Brantford, Ontario, Canada.  The total charge associated with this facility closure amounts to $7.4 million. This charge includes $4.4 million associated with the write-down of the facility’s property, plant  and equipment to salvage value, less the cost to sell, $1.0 million associated with the write-down of inventories, including parts and supplies, to net realizable value, and $2.0 million in severance and other labour related costs.  Severance and other labour related costs will be paid over a period not exceeding March 2013, depending on the arrangements, rights and obligations of the related employees.  The Company also expects to record additional charges in connection with this facility closure ranging from $1.0 million to $1.5 million, in future periods.

(b)

In 2010, in connection with the closure of the Hawkesbury, Ontario facility, the Company recorded an additional impairment charge of $0.7 million, on the remaining assets. These assets are now presented under the caption assets held-for-sale. As at December 31, 2010, the total charge recorded in connection with this facility closure amounted to $1.8 million.

4  –

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER CHARGES (Continued)

Year ended December 31, 2009

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada (the “Closure”) as part of its ongoing efforts and objectives to lower costs, enhance customer order fulfillment and effectively optimize inventory investment. The terminated operations were transferred and consolidated into the Company’s manufacturing facility located in Truro, Nova Scotia, Canada in 2010. In connection with this Closure, the Company incurred severance and other labour related costs amounting to approximately $1.1 million.

During the year ended December 31, 2009, the Company settled, in non-cash charges and cash payments, previously recorded obligations relating to such activities amounting to nil and $0.1 million, respectively.

As at December 31, 2009, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $0.8 million.

Year ended December 31, 2008

During the year ended December 31, 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring and other charges given that the Company had substantially completed all announced activities as at December 31, 2007.

During the year ended December 31, 2008, the Company settled, in non-cash charges and cash payments, previously recorded obligations relating to such activities amounting to approximately $0.5 million and $0.8 million, respectively. In addition, and based on newly available information, the Company revised its estimate regarding the site restoration obligation recorded in connection with the Brighton, Colorado manufacturing facility which closed in 2006. This estimate revision resulted in a reduction of the related obligation in the amount of $0.7 million.

As at December 31, 2008, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $0.4 million ($0.3 million and $0.1 million relating to site restoration and restructuring, respectively).

3  –

INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

5  –

INCOME TAXES (Continued)

	2010	2009	2008
	%	%	%
Combined Canadian federal and provincial income tax rate	32.8	34.2	34.0
Foreign earnings taxed at higher income tax rates	(3.5)	(1.0)	1.4
Losses accounted for at lower income tax rates	1.4	(1.9)
Expiration of operating losses	(3.7)	(48.2)
Impairment of goodwill			(19.0)
Non-deductible expenses	(0.7)	(6.5)
Impact of other differences	(1.9)	(18.8)	(0.9)
Change in valuation allowance	(153.9)	3.5	(19.3)
Effective income tax rate	(129.5)	(38.7)	(3.8)

The net future income tax assets are detailed as follows:

	2010	2009
	$	$
Future income tax assets
Trade and other receivables	376	335
Inventories	818	779
Property, plant and equipment	16,361	12,001
Accounts payable and accrued liabilities	2,360	1,725
Tax credits, losses carry-forward and other tax deductions	99,046	101,128
Pension and post-retirement benefits	955	676
Goodwill	11,048	11,373
Other	943	1,545
Valuation allowance	(62,486)	(24,633)
	69,421	104,929
Future income tax liabilities
Property, plant and equipment	43,266	48,658
Pension and post-retirement benefits	1,247	675
	44,513	49,333
Total net future income tax assets	24,908	55,596

Net current future income tax assets	1,765	11,860
Net long-term future income tax assets	23,143	43,736
Total net future income tax assets	24,908	55,596

In assessing the recoverability of future income tax assets, the Company’s management determines, at each balance sheet date, whether it is more likely than not that the amount recognized will be realized. In accordance with GAAP, this determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. Such evidence includes, among others, the scheduled reversal of future income tax liabilities, projected future taxable income, and the implementation of tax planning strategies.  However, GAAP places a significant weight on the Company’s historical performance when making such a determination.

5  –

INCOME TAXES (Continued)

In particular, the expectation of generating taxable income in future periods may not be sufficient to overcome the negative presumption associated with historical cumulative operational losses.

Accordingly, as at December 31, 2010, while the Company’s management is projecting a positive outlook from increased sales, the implementation and realization of cost reduction measures, and the continued increase in the sale of new products with higher gross margins, the Company’s management must consider the significant weight that GAAP places on historical cumulative operational losses in determining its valuation allowance.  As such, for the year ended December 31, 2010, the Company recorded an additional valuation allowance of $33.4 million against its future income tax assets in the US jurisdiction and $4.4 million against its future income tax assets in the Canadian jurisdiction.  These future income tax assets remain available, and the Company expects to use them to reduce taxable income in future periods.  When these future income tax assets are used, or when all or a portion of the valuation allowance is reversed, if sooner, the Company will record the related benefit in its consolidated earnings.

During the year ended December 31, 2009, there was no significant adjustment to the valuation allowance. During the year ended December 31, 2008, the Company recorded a $10.0 million net increase to its valuation allowance consisting primarily of the following: i) a $16.5 million increase with respect to the long-term uncertainties inherent in the worldwide credit crisis, ii) a $5.5 million decrease in connection with the improved financial performance of the Company’s Engineered Coated Products Division and the Company’s management ability to take advantage of certain income tax planning strategies, and iii) a $1.0 million decrease  as a result of the significant weakening of the Canadian dollar.

The following table presents the year of expiration of the Company’s operating losses carried forward as at December 31, 2010:

	Canada		United States
	Federal	Provincial
	$	$	$
2012			2.0
2014	1.5	1.5
2015	1.2	1.2
2018			4.6
2019			15.0
2020			11.9
2021			50.9
2022			33.9
2023			34.8
2024			9.1
2026	3.9	3.9	27.4
2027	5.3	5.3
2028	2.6	2.6	17.4
2029	11.4	11.4
2030	14.3	14.3	1.1
	40.2	40.2	208.1

5  –

INCOME TAXES (Continued)

During the three months ended December 31, 2010, the Company recorded a $0.8 million charge to its consolidated earnings due to a decrease in operating loss carry-forwards in the Canadian jurisdiction as a result of an income tax audit for the fiscal years 2004, 2005 and 2006. As at December 31, 2010, the Company has $40.2 million (CAD$40.2 million) of Canadian operating loss carry-forwards expiring in 2014 through 2030, including $21.0 million (CAD$21.0 million) for which no valuation allowance is recorded, and $208.1 million of US federal and state operating losses expiring in 2012 through 2030, for all of which a valuation allowance is recorded.

4  –

EARNINGS PER SHARE

	2010	2009	2008
	$	$	$
Net loss	(56,445)	(14,389)	(92,799)

Weighted average number of common shares outstanding	58,953,550	58,951,050	58,956,348

Loss per share
Basic	(0.96)	(0.24)	(1.57)
Diluted	(0.96)	(0.24)	(1.57)

The following number of options were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

2010	2009	2008

2,003,974	2,121,909	1,997,680

5  –

OTHER RECEIVABLES

	2010	2009
	$	$
Income and other taxes	465	268
Supplier rebates receivable	1,586	1,200
Sales taxes	860	870
Other	1,359	714
	4,270	3,052

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

6  –

INVENTORIES

	2010	2009
	$	$
Raw materials	25,467	23,713
Work in process	18,336	15,006
Finished goods	48,826	40,282
	92,629	79,001

During the year ended December 31, 2010 the Company recorded a write-down of inventories to net realizable value, which was recognized in costs of sales, of approximately $1.7 million ($1.1 million in 2009, and $7.7 million in 2008).

In addition, during the year ended December 31, 2010, nil ($2.1 million in 2009, and nil in 2008) of previously recorded write-downs of inventories to net realizable value, were reversed and recognized as a reduction of costs of sales. The Company’s management determined that circumstances prevailing at the time of the write-down ceased to exist as a result of increased profitability primarily due to an improved relationship between selling prices and raw material costs.

7  –

PROPERTY, PLANT AND EQUIPMENT

	2010
	Cost	Accumulated depreciation	Net
	$	$	$
Land	3,807		3,807
Buildings	78,213	45,606	32,607
Manufacturing equipment	533,803	338,993	194,810
Computer equipment and software	69,358	64,024	5,334
Furniture, office equipment and other	2,718	2,606	112
Construction in progress	4,775		4,775
	692,674	451,229	241,445

	2009
	Cost	Accumulated depreciation	Net
	$	$	$
Land	3,900		3,900
Buildings	80,762	43,208	37,554
Manufacturing equipment	527,587	307,807	219,780
Computer equipment and software	68,732	59,059	9,673
Furniture, office equipment and other	2,855	2,719	136
Construction in progress	3,427		3,427
	687,263	412,793	274,470

9  –

PROPERTY, PLANT AND EQUIPMENT (Continued)

Included in property, plant and equipment are assets under capital leases, primarily a building and computer hardware, with cost and accumulated amortization of $11,971 and $6,626, respectively ($12,149 and $6,219, respectively in 2009).

8  –

OTHER ASSETS

	2010	2009
	$	$
Debt issue expenses and other deferred charges, at amortized cost	1,485	2,011
Loan to an officer	108	108
Accrued pension benefit asset (Note 16)	12,346	10,808
Investment tax credits recoverable	6,559	6,291
Funds held in guarantor trust to satisfy future pension obligation	1,468	1,614
Cash surrender value of officer life insurance	1,172	948
Other	47	89
	23,185	21,869

9  –

INTANGIBLE ASSETS

	2010
	Cost	Accumulated amortization	Net
	$	$	$
Distribution rights	3,404	2,517	887
Customer contracts	1,266	993	273
License agreement	849	86	763
Software development	431	10	421
	5,950	3,606	2,344

	2009
	Cost	Accumulated amortization	Net
	$	$	$
Distribution rights	3,319	691	2,628
Customer contracts	1,204	282	922
	4,523	973	3,550

Distribution rights and customer contracts

In 2008, the Company entered into an Asset Purchase Agreement (the “Asset Agreement”). Under the Asset Agreement, the Company acquired a group of assets (the “Group”) for total consideration of CAD$5.5 million (the “Purchase Price”). The Group comprised both tangible and intangible assets primarily consisting of wrapping system machines, a distribution rights agreement, and customer contracts. The Company determined the fair value of each of the assets acquired in the Group. The purchase price paid was then allocated to each asset acquired, on the basis of the assets’ relative fair value.

11  –

INTANGIBLE ASSETS (Continued)

Under the Agreement, the Company committed to distribute and sell specialized wrapping system machines and technology and to attain specific thresholds in this respect over a period of 61 months terminating in September 2013 (the “Commitment”). In 2010, the Company renegotiated with the vendor the period over which the Commitment must be attained.  Accordingly, the Commitment period was extended to September, 2018.

Within the first two years of the Agreement, the wrapping system machines acquired had to have attained certain market acceptance parameters or the Company had the right to renegotiate the Commitment with the vendor. If such renegotiation was not concluded on terms satisfactory to the Company, and if the vendor remained unable to resolve the issues to the satisfaction of the Company, then the Commitment would be relieved.

Effective September 30, 2009, and due to the adverse economic conditions impacting the lumber wrap film market targeted under the Asset Agreement, the Company did not meet the performance criteria included in the first milestone of the Asset Agreement. Accordingly, the Company recorded a charge amounting to $0.4 million representing the penalties due to the vendor.

At this time and notwithstanding that the Company and the Vendor have mutually put each other in default under the agreements, the Company’s management determined that no additional penalties are likely to be incurred under these agreements because it continues to negotiate and develop remedies with the vendor in light of the adverse market acceptance of the wrapping system machines and related technology.

In addition, the Company’s management revised its projection of expected cash flows from the distribution and sale of specialized wrapping system machines and related technology, and determined that the related tangible and intangible assets were impaired. Consequently, the Company recorded impairment charges under the caption of cost of sales, as follows:

Intangible assets:

-

$1.2 million for distribution rights;

-

$0.5 million for customer contracts;

Property, plant and equipment:

-

$1.0 million for wrapping system machines;

Other assets:

-

$1.2 million for specific deposits on the future manufacturing of wrapping system machines; and

-

$0.1 million for deferred charges incurred in connection with the Asset Agreement.

License agreement

In June 2010, the Company entered into a license agreement under which the Company will be entitled to purchase certain finished goods for distribution to its customers. The terms and conditions of this license agreement call for an initial payment in the amount of $325,000 followed by ten quarterly instalments of $62,500, commencing on October 1, 2010.  Accordingly, the Company recorded an intangible asset in the amount of $0.8 million and corresponding liabilities in the amount of $0.4 million and $0.4 million on its consolidated balance sheet under the captions accounts payable and accrued

11  –

INTANGIBLE ASSETS (Continued)

liabilities and other liabilities, respectively. This asset is being amortized using the straight-line method over its useful life of 5 years.

1  –

LONG-TERM DEBT

Long-term debt consists of the following:

	2010	2009
	$	$
Senior subordinated notes (a)(1)	116,169	115,600
Asset-based loan (b)	87,988	85,389
Obligations under capital leases (c)	6,089	6,496
Term debt (d)	6,205	7,796
Mortgage loan (e)	4,563	1,721
	221,014	217,002
Less: Instalments on long-term debt	2,837	1,721
	218,177	215,281

(1)

The senior subordinated notes are presented net of related debt issue expenses that are amortized using the effective interest rate method amounting to $2.5 million ($3.1 million in 2009).

Long-term debt repayments are due as follows:

	Obligations under capital leases	Other long-term loans
	$	$
2011	754	2,353
2012	647	2,410
2013	609	91,678
2014	592	119,337
2015	572	256
Thereafter	4,910	1,422
Total payments	8,084	217,456
Interest expense included in minimum lease payments	1,995
Total	6,089	217,456

12  –

LONG-TERM DEBT (Continued)

(a)

Senior subordinated notes

Senior subordinated notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1. The principal is due on August 1, 2014. The effective interest rate of the Senior Subordinated Notes is 9.20%.

The Company and all of its subsidiaries, which are all wholly-owned directly or indirectly by the Company, other than the subsidiary issuer, have guaranteed the senior subordinated notes. The senior subordinated notes were issued and the guarantees executed pursuant to an indenture dated July 28, 2004. All of the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan. The Company, on a non-consolidated basis, has no independent assets or operations. The subsidiary issuer is an indirectly wholly-owned subsidiary of the Company and has nominal assets and no operations.

Repurchase

In 2009, the Company repurchased $6.3 million of its outstanding senior subordinated notes. Accordingly, the Company recorded a gain on repurchase amounting to approximately $0.8 million in its consolidated earnings for the year ended December 31, 2009. The gain on repurchase was computed net of the proportionate amount of debt issue expenses incurred at the time the senior subordinated notes were initially issued and the related repurchase fees amounting to $0.2 million.

 (b)

Asset-based loan

In 2008, the Company secured a five-year, $200.0 million asset based loan (“ABL”) entered into with a syndicate of financial institutions. In securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million, which are presented as part of other assets. The ABL bears interest at LIBOR plus a premium varying between 150 and 225 basis points depending on the loan’s remaining availability (200 basis points as at December 31, 2010, 200 basis points in 2009). As at December 31, 2010, the effective interest rate on the ABL was 3.77% (3.70% in 2009), taking into account the effect of the interest rate swap agreements described in Note 21.

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL loan agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate thereby subordinating the negative pledge to the ABL lenders up to an amount of $35.0 million. During the years ended December 31, 2010 and 2008, the Company obtained a $3.0 million and $1.8 million mortgage financing on its owned real estate located in Danville, Virginia and Bradenton, Florida, respectively. As at December 31, 2010, $30.4 million of real estate mortgage financing remains available to the Company ($33.2 million in 2009).

12  –

LONG-TERM DEBT (Continued)

As at December 31, 2010, the ABL’s borrowing base amounted to $136.6 million ($129.4 million in 2009) of which $97.5 million ($88.0 million in 2009) was drawn, including $9.5 million (including $8.0 million posted in connection with the bond described in Note 19) ($2.6 million in 2009) in letters of credit. Accordingly, the Company’s unused availability amounted to $39.1 million ($41.4 million in 2009).

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and property, plant and equipment, included in the determination of the ABL’s borrowing base, with a carrying amount of $86.5 million, $92.7 million and $241.4 million   ($74.2 million, $79.0 million and $274.5 million, respectively in 2009), respectively as at December 31, 2010.

The ABL contains one financial covenant, a fixed charge coverage ratio, which becomes enforceable only when unused availability is under $25.0 million. As at December 31, 2010 and 2009, the Company’s availability on its ABL exceeded $25.0 million and accordingly, the related financial covenant was not applicable.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including its ABL, the Company contracted interest rate swap agreements designated as cash flow hedges. These interest rate swap agreements as well as the Company’s interest rate risk policy are described in Note 20.

 (c)

Obligations under capital leases

The Company has obligations under capital leases for the rental of a building, computer hardware, shop equipment and office equipment, bearing interest at rates varying between 4.4% and 8.6% (4.4% to 8.6% as at December 31, 2009), payable in monthly installments ranging from $90 to $46,320 ($90 to $46,320 in 2009), including interest and maturing on various dates until 2015.

(d)

Term debt

The Company’s wholly-owned subsidiary has a long-term loan agreement, containing two debt instruments, totalling approximately $6.0 million at December 31, 2010 (€4.5 million), with each instrument bearing interest at a rate of Euribor (ranging between 1.16% and 1.22% in 2010, 1.02%  and 1.16% in 2009) plus a premium, 175 basis points as at December 31, 2010 (125 basis points as at December 31, 2009), which could, at the discretion of the lender, be increased semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments are required for the first two years followed by eight equal semi-annual principal payments amounting to $0.3 million and $0.6 million for each of the instruments commencing on January 2010 and November 2010, respectively. The term debt is secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

12  –

LONG-TERM DEBT (Continued)

(e)

Mortgage loans

In 2010, the Company obtained a $3.0 million mortgage loan on its owned real estate in Danville, Virginia having a net book value of $2.2 million as at December 31, 2010.  The mortgage is for a period of 32 months, bearing interest at an annual fixed rate of 10%. The mortgage requires monthly payments of principal and interest amounting to $63,741 commencing on November 1, 2010, with the remaining principal and accrued interest due on July 1, 2013.

The Company has a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $0.6 million as at December 31, 2010 ($0.7 million in 2009). The mortgage is for a period of 20 years, bearing interest at 7.96%, and thereafter, the applicable interest rate will adjust every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. The mortgage requires monthly payments of principal and interest in the amount of $14,723.

2  –

OTHER LIABILITIES

	2010	2009
	$	$
Asset retirement obligation (a)	1,256	1,072
License agreement (Note 11)	230
	1,486	1,072

(a)

Asset retirement obligation

In 2009, the Company renegotiated the terms and conditions included in the lease for its operating facility located in Langley, British Columbia, Canada. As a result of the renegotiation the Company has concluded that it is subject to an asset retirement legal obligation, by virtue of a written contract, to restore the leased property to the same condition which existed at the time of the initial lease. This asset retirement obligation (“ARO”) includes, among other costs, the permanent removal of the Company’s manufacturing equipment used in this facility. During 2010, the Company extended the term of this lease.

The assumptions, on which the carrying amount of the ARO is based on, are as follows:

Undiscounted cash flows required to settle the obligation ($1.2 million in 2009)	$1.4 million
Timing of payment of the cash flows required to settle the obligation (48 months in 2009)	43 months

Credit-adjusted risk-free rate (15.0% in 2009)	14.14%

13  –

OTHER LIABILITIES (Continued)

The reconciliation of the Company’s ARO liability is as follows:

	2010	2009
	$	$
Balance, beginning of period	1,072
Liabilities incurred	380	936
Revision in estimated cash flows	(430)
Accretion expense	172	40
Foreign exchange	62	96
Balance, end of period	1,256	1,072

3  –

CAPITAL STOCK

Authorized

Unlimited number of shares without par value

Common shares, voting and participating

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

Share repurchase

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,552 of its 58,956,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date. The normal course issuer bid will expire in May 2011.

In 2009, the Company accounted for the repurchase of 5,298 common shares for cancellation under a normal course issuer bid, which resulted in a decrease of approximately $31,000 and $13,000 of the Company’s consolidated capital stock and deficit, respectively.

Stock options

Under the Company’s executive stock option plan, options may be granted to the Company's executives, directors and key employees for the purchase of up to a total of 10% of the Company’s issued and outstanding common shares. Options expire no later than 10 years after the date of the grant. The plan provides that such options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the average of the closing price of the common shares on the TSX for the day immediately preceding the grant date.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

14  –

CAPITAL STOCK (Continued)

The changes in number of options outstanding were as follows:

		2010		2009		2008
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CAD$		CAD$		USD$
Balance, beginning of year	6.45	3,318,053	6.99	3,511,462	6.44	3,976,337
Granted	2.07	825,000	2.83	262,927	3.44	200,000
Exercised	0.55	(10,000)
Forfeited	6.02	(210,284)	12.25	(11,000)	3.99	(163,250)
Expired	12.14	(567,000)	8.44	(445,336)	10.08	(501,625)
Balance, end of year	4.44	3,355,769	6.45	3,318,053	5.91	3,511,462

Options exercisable at the end of the year	5.67	2,003,974	7.92	2,121,909	7.26	1,997,680

The following table summarizes information about options outstanding and exercisable as at December 31, 2010:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CAD$		CAD$
$0.55 to $0.83	40,000	4.25	0.55	17,500	0.55
$1.84 to $2.76	855,000	5.69	2.06	57,500	2.10
$3.44 to $5.16	1,751,327	2.91	3.58	1,219,532	3.60
$7.50 to $11.25	596,950	0.68	9.30	596,950	9.30
$11.42	112,492	0.44	11.42	112,492	11.42
	3,355,769	2.59	4.44	2,003,974	5.67

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

14  –

CAPITAL STOCK (Continued)

In connection with the Company’s delisting from the NYSE, as described in Note 1, all stock options having a US dollar denominated exercise price were converted to the Canadian dollar exercise price available on the TSX as at the time of the grant. This change did not have a significant impact on the Company’s accounting for stock options, including the related expense.

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. Accordingly, the Company recorded a pre-tax stock-based compensation expense of approximately $1.0 million in 2010, $1.0 million in 2009 and $1.3 million in 2008.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2010	2009	2008

Expected life	6.0 years	5.9 years	5.5 years
Expected volatility	61%	63%	50%
Risk-free interest rate	2.68%	2.67%	3.13%
Expected dividends	$0.00	$0.00	$0.00

The weighted average fair value per option granted is:

2010	2009	2008
CAD$	CAD$	USD$
1.23	0.92	1.14

During 2009, 182,927 stock options were granted at exercise prices exceeding the market price of the Company’s common shares at the date of the grant. The exercise price and market price of these stock options were $3.62 and $2.23, respectively.

4  –

ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other accumulated comprehensive income as at December 31, are as follows:

	2010	2009
	$	$
Accumulated currency translation adjustments	54,679	51,165
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, nil in 2009)	(898)	(1,548)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil, nil in 2009)	1,134	791
	54,915	50,408

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

5  –

PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Total cash payments

Total cash payments for employee future benefits for 2010, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $4.8 million ($3.4 million in 2009 and $5.8 million in 2008).

Defined contribution plans

In the United States, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to its multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant's eligible salary.

The Company has expensed $0.7 million for these plans for the year ended December 31, 2010 ($0.8 million and $2.8 million in 2009 and 2008, respectively).

Defined benefit plans

The Company has, in the United States, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CAD$20.00 in 2010, 2009 and 2008 (USD$19.40 in 2010, USD$17.52 in 2009 and USD$18.79 in 2008) per month for each year of service. In addition, the Company maintains a defined benefit plan, which provides for a fixed benefit at a rate ranging from 40.0% to 62.5%  in 2010, 2009 and 2008) of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually. The SERPs had accrued benefit liability as at December 31, 2010 of $4.9 million ($4.8 million in 2009).

Non-routine events

Certain employees located at the Company’s manufacturing facility in Brantford, Ontario, Canada, participate in one of the Company’s defined benefit plan and multi-employer plan. In connection with the Company’s plan to close this facility, as at December 31, 2010, these plans are effectively curtailed. The curtailment will result in a gain. This gain was not recorded given the fact that the event giving rise to this curtailment has not yet occurred.

Effective February 2010, as described in Note 4, the Company terminated the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada. In connection with this closure, and the related defined benefit plan for certain of the facility’s employees, the Company recorded a curtailment gain.

During the year ended December 31, 2009, and in connection with the closure of the Green Bay, Wisconsin manufacturing facility in 2003, the Company finalized the termination benefits to be paid to certain employees of this facility. Accordingly, the Company recorded an additional benefit cost, with respect to the related defined pension plan, amounting to approximately $0.6 million. The total agreed upon benefit, in the amount of $1.9 million, will be paid over a period of 15.5 years, and bears interest at a rate of 6.74%.

Investment policy

The Company's Investment Committee comprised of the Company’s Chief Financial Officer and Vice President, Human Resources, makes investment decisions for the company’s pension plans. The committee established a target mix of equities and bonds of 70% equities and 30% bonds over time. In Canada, the funds of the non-union plans are split evenly between two balanced mutual funds, thus, over time, achieving the target mix of 70% equities and 30% bonds. The funds of the union plans have a target equity weighing ranging from 45% to 65%.

The rate of return decision is a function of advice from the Company's actuaries and their review of current holdings, general market trends and common levels used by other employers.

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Measurement Date and Date of Actuarial Valuations

The Company measures its plan assets and accrued benefit obligations for accounting purposes as at December 31 of each year.

The most recent actuarial valuations for funding purposes were January 1, 2010 and October 1, 2010 for the US plans and September 1, 2008 for the Canadian plans.

The next valuation dates for actuarial valuations to be used for funding purposes are January 1, 2011 and October 1, 2011 for the US plans and September 1, 2011 for the Canadian plan.

Information relating to the various plans is as follows:

	Pension Plans			Other plans
	2010	2009	2010	2009
	$	$	$	$
Accrued benefit obligations
Balance, beginning of year	60,575	52,891	3,637	2,605
Current service cost	831	790	34	54
Plan participants’ contributions		3
Plan amendments	935
Interest cost	3,570	3,323	221	194
Benefits paid	(2,631)	(2,210)	(212)	(84)
Actuarial losses	4,648	4,142	625	587
Decrease in liability due to curtailment			(134)
Foreign exchange rate adjustment	748	1,636	145	281
Balance, end of year	68,676	60,575	4,316	3,637

Plans assets
Balance, beginning of year	43,247	34,580
Actual return on plans assets	4,825	6,200
Employer contributions	3,808	2,519
Plan participants' contributions		3
Benefits paid	(2,631)	(2,210)
Foreign exchange rate adjustment	932	2,155
Balance, end of year	50,181	43,247

Funded status – deficit	18,495	17,328	4,316	3,637
Unamortized past service costs	(2,640)	(1,995)	(31)	(35)
Unamortized net actuarial gains (losses)	(21,524)	(19,950)	(315)	328
Unamortized transition assets (obligation)	88	90	(7)	(11)
Accrued benefit liability (accrued pension benefit asset)	(5,581)	(4,527)	3,963	3,919

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Included in the above accrued benefit obligation and fair value of plan assets as at December 31, are the following amounts in respect of plans that are not fully funded:

	Pension plans
	2010	2009
	$	$
Accrued benefit obligation	58,153	46,390
Fair value of plan assets	38,257	26,472
Funded status – plan deficit	19,896	19,918

Weighted average plan assets allocations as at December 31, are as follows:

	Pension Plans
	2010	2009
Asset category	%	%
Equity securities	76	68
Debt securities	19	28
Other	5	4
Total	100	100

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The accrued benefit liability (accrued pension benefit asset) is included in the Company’s consolidated balance sheets as follows:

	Pension plans			Other plans		Total plans
	2010	2009	2010	2009	2010	2009
	$	$	$	$	$	$
Other assets (Note 10)	(12,285)	(10,808)	(61)		(12,346)	(10,808)
Pension and post-retirement benefits	6,704	6,281	4,024	3,919	10,728	10,200
	(5,581)	(4,527)	3,963	3,919	(1,618)	(608)

Net Benefit Cost

	Pension plans					Other plans
	2010	2009	2008	2010	2009	2008
	$	$	$	$	$	$
Current service cost	831	790	1,057	34	54	75
Interest cost	3,570	3,323	3,163	221	194	189
Actual return on plans assets	(4,825)	(6,200)	10,266
Plan amendments	935		649			33
Actuarial (gains) losses	4,648	4,142	(711)	625	587	(654)
Curtailment gain				(134)
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	5,159	2,055	14,424	746	835	(357)
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets for the year	1,309	3,339	(13,929)
Difference between actuarial loss recognized for the year and actual actuarial loss (gain) on accrued benefit obligations for the year	(2,763)	(2,482)	1,029	(652)	(647)	626
Difference between amortization of past service costs for the year and actual plan amendments for the year	(619)	809	(350)	4	4	(33)
Amortization of transition obligations (assets)	(6)	(5)	(6)	4	4	4
	(2,079)	1,661	(13,256)	(644)	(639)	597
Net benefit cost for the year	3,080	3,716	1,168	102	196	240

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The average remaining service period of the active employees covered by the pension plans ranges from 7.4 to 24 years for 2010 and from 9.4 to 24.0 years for 2009.

The significant assumptions, which management considers the most likely, and which were used to measure its accrued benefit obligations and net periodic benefit costs are as follows:

Weighted-average assumptions used to determine benefit obligations as at December 31 :

	Pension plans		Other plans
	2010	2009	2010	2009
Discount rate
US plans	5.34%	5.72%	4.68%	5.29%
Canadian plans	5.40%	6.50%	5.40%	6.50%
Compensation increase	3.25%	3.25%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Weighted-average assumptions used to determine net benefit cost for the years ended December 31:

	Pension plans					Other plans
	2010	2009	2008	2010	2009	2008
Discount rate
US plans	5.72%	6.20%	6.40%	5.29%	6.33%	5.75%
Canadian plans	6.50%	7.50%	5.90%	6.50%	7.50%	5.90%
Compensation increase	3.25%	3.25%	3.25%
Expected long term return on plan assets
US plans	8.50%	8.50%	8.50%
Canadian plans	7.25%	7.25%	7.00%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

16  –

PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

For measurement purposes, a 7.0% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2010 (7.0% in 2009 and 9.0% in 2008). The assumed rate is expected to decrease to 3.9% by 2100. For the Canadian plans, the annual trend rate is 10% for the next 5 years and 5% thereafter. An increase or decrease of 1% of these rates would have the following impacts:

	Increase of 1%	Decrease of 1%
	$	$
Impact on net periodic cost	29	(23)
Impact on accrued benefit liability	422	(336)

The Company expects to contribute $4.2 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2011.

6  –

SEGMENT DISCLOSURES

During the third quarter of 2010, the Company realigned its organizational, operational and related internal reporting structures combining its Tapes and Films and Engineered Coated Products operations, previously considered as two separate operating segments, into one segment.  The operating results of this segment are regularly reviewed by the Company’s chief operating decision maker, the Chief Executive Officer.

The change to a single operating segment resulted from various factors, including changes in the Company’s management structure, the implementation of a strategic initiative plan and the objective to be able to make more informed decisions with respect to the Company as a whole.

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company's products, while brought to market through various distribution channels, generally have similar economic characteristics. As a result of the Company’s structural, operational, management and reporting realignments, decisions about resources to be allocated are determined for the Company as a whole. The chief operating decision maker assesses the Company’s performance as a single operating segment.

The Company has restated its reportable segments information for earlier years, and accordingly, no segment information is presented for the years ended December 31, 2009 and 2008.

17  –

SEGMENT DISCLOSURES (Continued)

Geographic Information

The following tables present geographic information about sales attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2010	2009	2008
	$	$	$
Sales
Canada	73,293	74,822	98,447
United States	572,673	494,159	581,277
Other	74,550	46,481	57,431
Total sales	720,516	615,462	737,155

Property, plant and equipment, net
Canada	43,092	52,172	48,600
United States	185,254	206,658	224,406
Other	13,099	15,640	16,757
Total property, plant and equipment, net	241,445	274,470	289,763

7  –

RELATED PARTY TRANSACTIONS

In the first quarter of 2010, the Company entered into agreements with companies controlled by two of the current members of its Board of Directors. These agreements replace the previously existing advisory services agreements that expired on December 31, 2009. These agreements require the provision of support services that include the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director’s support services agreement expired on September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement is effective through the earlier of June 30, 2011 or the termination of the latter’s duties as the Chairman of the Board of Directors and provides for monthly compensation beginning January 2010 in the amount of CAD$25,000. In connection with these agreements, the Company recorded a charge amounting to approximately $0.8 million ($1.7 million and $2.1 million in 2009 and 2008, respectively) in its consolidated earnings for the year ended December 31, 2010 included under the caption selling, general and administrative expenses.

In 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services include business planning and corporate finance activities, and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount. The agreements with the two companies controlled by two current members of the Board of Directors and with the company controlled by the former senior officer were effectively terminated as at December 31, 2009 and 2008, respectively.  The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months.  Beginning April 1, 2008, the Company’s financial commitment with respect to the services of two of the three companies was $50,000 and CAD$100,000 per month and remained in effect through December 31, 2009.  Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.

18  –

RELATED PARTY TRANSACTIONS (Continued)

Finally, the advisory services agreements provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61, multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76.  As at July 1, 2010, the Company’s common share price on the TSX was CAD$2.20.

8  –

COMMITMENTS AND CONTINGENCIES

Commitments and Purchase Commitments

As at December 31, 2010, the Company had commitments aggregating to approximately $8.1 million through the year 2015 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are $2.6 million in 2011, $2.4 million in 2012, $2.1 million in 2013, $0.8 million in 2014, $0.2 million in 2015 and thereafter.

Contingent Loss

In 2009, the Company filed a lawsuit against Inspired Technologies, Inc. (“ITI”).  ITI then filed a counterclaim against the Company, with both parties alleging breach of contract in connection with a Supply Agreement and certain confidentiality agreements (collectively the “Claim”).  The confidentiality and Supply Agreements (the “Agreements”) involved the Company’s production and supply of certain products to ITI.  The Company filed two summary judgment motions.  On July 14, 2010, the Court entered an order granting the Company’s summary judgment rendering a decision as a matter of law based upon what the Court considered undisputed facts that all of ITI’s claims relating to trademark infringement and false advertising were insufficient.  With respect to the Company’s request for summary judgment on the issue of breach of the Agreements, the Court on its own motion ruled on September 13, 2010 that the licensing by ITI of its technology to another manufacturer did not violate the Agreements and ordered that the position of the parties be reversed and positioned the Company as the Defendant.  On September 29, 2010, a jury in the US District Court for the Middle District of Florida made a determination that the Company had breached certain obligations under the Agreements.   Accordingly, the jury rendered a verdict that ITI should be awarded damages in the approximate amount of $13.2 million.

Following the verdict the Company filed several post-trial motions with the 11th Circuit Court of Appeals, as the Company firmly believed that ITI’s allegations were unfounded, that there was no competent evidence to justify and support the damages, and that the damages were unsupportable as a matter of law. Consequently, on December 20, 2010, the US District Court for the Middle District of Florida granted the Company’s post trial motion and reduced the amount of the judgement previously awarded from $13.2 million to $3.0 million.

On January 5, 2011, ITI filed a notice stating that it had chosen a new trial on damages. On January 6, 2011, the Court set February 9, 2011 as the date for a new trial and a trial was held on the issue of damages.  On February 11, 2011 the jury returned a verdict against the Company in the amount of $0.7 million.

19  –

COMMITMENTS AND CONTINGENCIES (Continued)

The Company’s management concluded that although the Claim could result in an adverse consequence to the Company, as at December 31, 2010, the amount of the contingent loss cannot be reasonably estimated.  In making its assessment, the Company’s management considered, among others, (i) the nature and merits of the Claim, the appeal and the results of the new trail, (ii) the current procedural status of the Claim, and (iii) the Company’s past experience in similar situations.  Accordingly, no amount has been recorded in connection with this contingent loss as at December 31, 2010.  The Company is committed to continue to vigorously defend this Claim.

The Company posted a bond in the amount of $13.2 million which stayed the execution of the judgement during the appeal process. The bond will earn interest, in favour of the Company, at the State Street Bank SSgA Prime Money Market Fund rate, less 40 basis points.  The court retains the discretion to increase or decrease the amount of the required bond based on the results of the post-trial motions. Subsequent to the new trial, the bond was adjusted by the Court.  As of March 10, 2011, the amount of the bond was reduced to $1.0 million, which includes $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest.

As at December 31, 2010 the bond remained at $13.2 million. The bond’s funds will remain restricted to either party until the ultimate resolution of the appeal and the related Claim. As at December 31, 2010 the Company has reported the bond on its consolidated balance sheet as restricted cash in the amount $5.2 million. The additional $8.0 million were posted by the Company in the form of a letter of credit as described in Note 12.

The Company is party to other claims and lawsuits in the normal course of business, which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position, and accordingly, no amounts have been recorded as at December 31, 2010.

9  –

FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

20  –

FINANCIAL INSTRUMENTS (Continued)

Fair Value and Classification of Financial Instruments

As at December 31, 2010 and 2009, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	2010
	Carrying amount
	Held for trading	Loans and receivables	Other liabilities	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	3,968			3,968
Restricted cash	5,183			5,183
Trade receivables		86,516		86,516
Other receivables (1)		2,136		2,136
Loan to an officer		108		108
Total	9,151	88,760		97,911

Financial liabilities
Accounts payable and accrued liabilities			85,145	85,145
Senior Subordinated Notes			116,169	98,521
Other long-term debt			104,845	104,845
Total			306,159	288,511

	2009
	Carrying amount
	Held for trading	Loans and receivables	Other liabilities	Fair value
	$	$	$	$
Financial assets
Cash and cash equivalents	3,671			3,671
Trade receivables		74,161		74,161
Other receivables (1)		1,744		1,744
Loan to an officer		108		108
Total	3,671	76,013		79,684

Financial liabilities
Accounts payable and accrued liabilities			68,228	68,228
Senior Subordinated Notes			115,600	98,521
Other long-term debt			101,402	101,402
Total			285,230	268,151

(1)

Consists primarily of supplier rebates receivable.

20  –

FINANCIAL INSTRUMENTS (Continued)

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability and an asset amounting to $0.9 million and $1.3 million as at December 31, 2010, respectively (a liability of $1.5 million and an asset of $1.4 million as at December 31, 2009).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

–

The fair value of trade receivables, other receivables, excluding income, sales and other taxes, and accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

–

The fair value of the Senior Subordinated Notes has been determined based on available quoted market prices;

–

The fair value of other long-term debt, mainly bearing interest at variable rates, including primarily the Company’s ABL, is closely approximated by their carrying amounts.

–

The fair value of the interest rate swap agreements and the forward foreign exchange rate contracts are estimated using a valuation technique that maximizes the use of observable market inputs, including exchange rates and interest rates as a listed market price is not available.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Income and expenses relating to financial assets and liabilities are as follows:

	Interest income
	2010	2009	2008
	$	$	$
Cash and cash equivalents	54	57	209

	Bad debt expense (recovery)
	2010	2009	2008
	$	$	$
Trade receivables	318	1,133	(118)

20  –

FINANCIAL INSTRUMENTS (Continued)

	Interest expense calculated using the effective interest rate method
	2010	2009	2008
	$	$	$
Long-term debt	15,619	16,547	19,013

	Other interest expense
	2010	2009	2008
	$	$	$
Long-term debt	230	86	385

As at December 31, 2010 and 2009, the financial instruments presented at fair value on the Company’s consolidated balance sheet by level of the fair value hierarchy are as follows:

			2010
	Level 1	Level 2	Total
	$	$	$
Financial assets
Cash and cash equivalents	3,968		3,968
Restricted cash	5,183		5,183
Forward foreign exchange rate contracts		1,270	1,270
Total	9,151	1,270	10,421

Financial liabilities
Interest rate swap agreements		898	898

			2009
	Level 1	Level 2	Total
	$	$	$
Financial assets
Cash and cash equivalents	3,671		3,671
Forward foreign exchange rate contracts		1,438	1,438
Total	3,671	1,438	5,109

Financial liabilities
Interest rate swap agreements		1,548	1,548

20  –

FINANCIAL INSTRUMENTS (Continued)

Exchange Risk

The Company is exposed to exchange risk due to cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and long-term debt dominated in a currency other than the functional currency of the operating unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As at December 31, 2010 and 2009 financial assets and liabilities in foreign currency, translated into US dollars at the closing rate, are as follows:

	2010		2009
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Cash and cash equivalents	810	2,119	661	3,641
Trade receivables	9,677	4,697	11,611	5,042

Accounts payable and accrued liabilities	12,553	1,700	10,825	936
Long-term debt		6,070	43	7,661

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on other comprehensive income (loss). For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on other comprehensive income (loss). As at December 31, 2010 and 2009 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2010		2009
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Increase in other comprehensive income (loss)	9,512	1,694	10,403	1,491

Similar fluctuations in the Canadian dollar and the Euro, against the US dollar, would not materially impact the Company’s consolidated earnings for the year. Accordingly, a sensitivity analysis has not been provided.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in February 2011, at fixed exchange rates ranging from CAD$1.0260 to CAD$1.0318 to the US dollar. In addition, the Company executed a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in July 2010, at fixed exchange rates ranging from CAD$1.0610 to CAD$1.0636 to the US dollar. These forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

20  –

FINANCIAL INSTRUMENTS (Continued)

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and thus have not been designated as such.

In 2009, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in February 2010, at fixed exchange rates ranging from CAD$1.0934 to CAD$1.0952 to the US dollar. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

In 2008, the Company executed a series of 36 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$40.0 million beginning in February 2009, at fixed exchange rates ranging from CAD$1.1826 to CAD$1.2808 to the US dollar. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

The details and conditions of the forward foreign exchange rate contracts and related anticipated inventory purchases are as follows as at December 31, 2010, 2009 and 2008:

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2010)	Foreign exchange rate (CAD$ to USD$)
	CAD$	CAD$	USD$		$
1	1,538,462	1,538,462	1,450,011	June	1.0610
2	1,538,462	1,538,462	1,449,874	July	1.0611
3	1,538,462	1,538,462	1,449,738	August	1.0612
4	1,538,462	1,538,462	1,449,601	September	1.0613
5	1,538,462	1,538,462	1,449,601	October	1.0613
6	1,538,462	1,538,462	1,449,601	November	1.0613
7	1,538,462	1,538,462	1,449,328	December	1.0615

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2011)	Foreign exchange rate (CAD$ to USD$)
	CAD$	CAD$	USD$		$
8	1,538,462	1,538,462	1,448,055	January	1.0617
9	1,538,462	1,538,462	1,448,918	February	1.0618
10	1,538,462	1,538,462	1,447,373	March	1.0622
11	1,538,462	1,538,462	1,447,828	April	1.0626
12	1,538,462	1,538,462	1,446,283	May	1.0630
13	1,538,462	1,538,462	1,446,466	June	1.0636

20  –

FINANCIAL INSTRUMENTS (Continued)

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2010)	Foreign exchange rate (EUR€ to USD$)
	EUR€	EUR€	USD$		$
1	140,410	140,410	166,667	July	1.1870
2	140,315	140,315	166,667	August	1.1878
3	140,209	140,209	166,667	September	1.1887
4	140,186	140,186	166,667	October	1.1889
5	140,162	140,162	166,667	November	1.1891
6	140,115	140,115	1666,667	December	1.1895

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2011)	Foreign exchange rate (EUR€ to USD$)
	EUR€	EUR€	USD$		$
7	140,068	140,068	166,667	January	1.1899
8	140,021	140,021	166,667	February	1.1903
9	139,962	139,962	166,667	March	1.1908
10	139,915	139,915	166,667	April	1.1912
11	139,856	139,856	166,667	May	1.1917
12	139,786	139,786	166,667	June	1.1923

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2010)	Foreign exchange rate (CAD$ to USD$)
	CAD$	CAD$	USD$		$
1	1,000,000	999,900	914,487	January	1.0934
2	1,444,500	1,444,300	1,320,805	February	1.0935
3	2,555,500	2,555,300	2,336,595	March	1.0936
4	1,000,000	999,900	914,236	April	1.0937
5	1,444,500	1,444,300	1,320,442	May	1.0938
6	2,555,500	2,555,300	2,335,740	June	1.0940
7	1,000,000	999,900	913,818	July	1.0942
8	1,444,500	1,444,300	1,319,839	August	1.0943
9	2,555,500	2,555,300	2,334,673	September	1.0945
10	1,000,000	999,900	913,317	October	1.0948
11	1,444,500	1,444,300	1,318,995	November	1.0950
12	2,555,500	2,555,300	2,333,181	December	1.0952

20  –

FINANCIAL INSTRUMENTS (Continued)

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2009)	Foreign exchange rate (CAD$ to USD$)
	CAD$	CAD$	USD$		$
1	1,000,000 500,000 500,000	999,900 499,950 499,950	843,157 390,342 403,772	January	1.1859 1.2808 1.2382
2	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,218,305 563,915 583,650	February	1.1855 1.2806 1.2373
3	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,156,371 997,930 1,033,446	March	1.1850 1.2803 1.2363
4	1,000,000 500,000 500,000	999,900 499,950 499,950	844,154 390,586 404,818	April	1.1845 1.2800 1.2350
5	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,219,642 564,356 585,306	May	1.1842 1.2796 1.2338
6	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,158,193 998,710 1,036,633	June	1.1840 1.2793 1.2325
7	1,000,000 500,000 500,000	999,900 499,950 499,950	844,724 390,922 406,067	July	1.1837 1.2789 1.2312
8	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,220,363 564,797 587,066	August	1.1835 1.2786 1.2301
9	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,159,469 999,492 1,039,416	September	1.1833 1.2783 1.2292
10	1,000,000 500,000 500,000	999,900 499,950 499,950	845,153 391,197 406,993	October	1.1831 1.2780 1.2284
11	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,220,982 565,151 588,262	November	1.1829 1.2778 1.2276
12	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,160,748 1,000,039 1,041,280	December	1.1826 1.2776 1.2270

20  –

FINANCIAL INSTRUMENTS (Continued)

Execution and Settlement

During the year ended December 31, 2010, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$82.8 million (USD$80.6 million) (CAD$64.8 million (USD$57.9 million) in 2009) of inventories. Included in this amount is approximately CAD$30.8 million (USD$29.9 million) (CAD$40.0 million (USD$35.3 million) in 2009) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through December 2010. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as at December 31, 2010.

For the year ended December 31, 2010, the cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “cost of sales” in the amount of $1.5 million, ($2.6 million in 2009). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

(a)

The Contracts have been settled; and

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

Discontinuance of Hedging Relationships

During the year ended December 31, 2010, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of four forward foreign exchange rate contracts (six forward foreign exchange rate contracts in 2009) (collectively the “Terminated Contracts”).  These Terminated Contracts represent the Company’s hedged inventory purchases and related accounts payable during the months of June 2010 (June 2009) and September 2010 (December 2009). All inventory purchases covered under these contracts were sold and consequently were included in the determination of net earnings for the years ended December 31, 2010 and 2009. Accordingly, included in the Company’s consolidated earnings for the year ended December 31, 2010 are $0.4 million ($1.1 million in 2009) under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of nil ($0.1 million in 2009) under the caption financial expenses – other, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate the designation of these specific hedging relationships.

20  –

FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk through its long-term debt. The Company’s policy, to the extent possible, is to maintain most of its borrowings at fixed interest rates using interest rate swap agreements, when necessary.

The Company’s fixed rate senior subordinated notes, and mortgage loans are exposed to a risk of change in fair value due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL. To mitigate this risk, the Company entered into two interest rate swap agreements (the “Agreements”), designated as cash flow hedges. The terms of these Agreements are as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Agreement maturing in September 2011	40,000,000	Monthly	3.35
Agreement matured in October 2009	30,000,000	Monthly	2.89

As at December 31, 2010, the effective interest rate on the remaining $40.0 million ($40.0 million in 2009) hedged portion was 5.35% (5.35% in 2009) and the effective interest rate on the excess was 2.38% (2.25% in 2009).

The Company analyzes its interest rate exposure on an on-going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on its consolidated earnings of a defined interest rate shift.

As at December 31, 2010, the impact on the Company’s consolidated earnings of a 1.0% shift in interest rates, assuming all other variables remained equal, would be an increase (decrease) of approximately $0.5 million (an increase (decrease) of $0.5 million in 2009). The Company’s interest rate swap agreements have been included in this calculation. Other comprehensive income (loss) would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, trade receivables, other receivables, namely supplier rebates receivable, and derivative financial instruments.

20  –

FINANCIAL INSTRUMENTS (Continued)

Cash and cash equivalents

Credit risk associated with cash and cash equivalents is substantiality mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. Furthermore, for cash account balances in excess of $250,000, the Company only deposited such funds with American financial institutions that participated in the Federal Deposit Insurance Corporation (“FDIC”) under the program entitled the “Transaction Account Guarantee Program”. This program ended on December 31, 2009. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

Derivative Financial Instruments

Credit risk related to derivative financial instruments is adequately controlled, as the Company enters into such agreements solely with large American financial institutions having suitable credit ratings and who demonstrate sufficient liquidity. The credit risk, which the Company is exposed to in respect of derivative financial instruments, is limited to the replacement costs of contracts at market prices and when these agreements result in a receivable from the financial institution in the event of a counterparty default.

Trade Receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as at December 31:

	2010	2009
	$	$
Current	84,563	73,653
30 – 60 days past due	1,058	341
61 – 90 days past due	209	223
Over 91 days past due	2,339	1,141
	88,169	75,358
Allowance for doubtful accounts	(1,653)	(1,197)
Balance	86,516	74,161

20  –

FINANCIAL INSTRUMENTS (Continued)

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes-off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as at and for the year ended December 31:

	2010	2009
	$	$
Balance, beginning of year	1,197	435
Additions	456	769
Write-offs		(7)
Balance, end of year	1,653	1,197

Other Receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography.

As at December 31, 2010 and 2009, no single vendor accounted for over 5% of the Company’s total current assets. The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt, accounts payable and accrued liabilities, and derivative financial instruments (liabilities). The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

20  –

FINANCIAL INSTRUMENTS (Continued)

The following maturity analysis for derivatives and non-derivative financial liabilities is based on the remaining contractual maturities as at the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as at December 31:

	2010
	Other long-term loans	Obligations under capital leases	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	2,353	754	85,145	88,252
2012	2,410	647		3,057
2013	91,678	609		92,287
2014	119,337	592		119,929
2015	256	572		828
2016 and thereafter	1,422	4,910		6,332
	217,456	8,084	85,145	310,685

	2009
	Other long-term loans	Obligations under capital leases	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	1,193	825	68,228	70,246
2011	1,997	722		2,719
2012	2,001	612		2,613
2013	87,390	574		87,964
2014	119,382	565		119,947
2015 and thereafter	1,643	5,465		7,108
	213,606	8,763	68,228	290,597

The maturity analysis for derivatives financial liabilities includes only the maturities essential for an understanding of the timing of the cash flows. In connection with the Company’s derivative financial liabilities requiring settlement on a net basis, undiscounted net cash flows are presented.

20  –

FINANCIAL INSTRUMENTS (Continued)

The maturity analysis for derivative financial liabilities is as follows as at December 31:

				2010
	Less than 6 months	6 months to 1 year	Greater than 1 year	Total
	$	$	$	$
Interest rate swap agreements	582	316		898

				2009
	Less than 6 months	6 months to 1 year	Greater than 1 year	Total
	$	$	$	$
Interest rate swap agreements	616	499	433	1,548

As at December 31, 2010, the Company’s unused availability under the ABL and available cash and cash equivalents on hand amounted to $43.0 million ($45.1 million in 2009).

Price Risk

The Company‘s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As at December 31, 2010, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase amounting to approximately $27.0 million (increase of approximately $21.0 million in 2009) of the Company’s net loss for the year. A similar decrease of 10% will have the opposite impact. No material impact is expected on other comprehensive income (loss) and accordingly, no sensitivity analysis is provided.

Capital Management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

20  –

FINANCIAL INSTRUMENTS (Continued)

The capital structure of the Company consists of cash and cash equivalents, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	2010	2009
	$	$
Cash and cash equivalents	3,968	3,671
Debt	221,014	217,002
Shareholders’ equity	186,830	237,803

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA over the years. Such measures include the introduction of new products and penetration into new markets and market niches.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisted of the following for the trailing twelve months ended December 31:

	2010	2009
	$	$
Adjusted EBITDA	40,697	43,098
Interest expense	14,507	15,442
Debt	221,014	217,002

Internal financial ratios
Debt to adjusted EBITDA	5.43	5.04
Adjusted EBITDA to interest expense	2.81	2.79

Debt represents the Company’s long-term and related current portion borrowings. The Company defines Adjusted EBITDA as net earnings (loss) before: i) income taxes (recovery); ii) financial expenses, net of amortization (including foreign exchange gain (loss)); iii) refinancing expense, net of amortization; iv) amortization of debt issue expenses; v) amortization of intangibles assets and deferred charges; vi) depreciation of property, plant and equipment ; vii) manufacturing facility closures, restructuring, strategic alternatives and other charges; viii) impairment of goodwill; ix) impairment of long lived-assets and other assets; x) unprecedented gross margin compression; and xi) write-down on classification as asset held-for-sale. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year.

During 2010, the Company's strategy, which was unchanged from 2009, primarily consisted of maintaining a debt to adjusted EBITDA ratio not exceeding 4.0 to 1.0. The Company was not in compliance with this internal target and metric as at December 31, 2010 and 2009 mainly due to gross

20  –

FINANCIAL INSTRUMENTS (Continued)

margin compression. The Company believes that the monitoring and evaluation of these internal metrics and ratios are consistent with its capital management objectives.

The Company is not subject to any externally imposed capital requirements.

1  –

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The differences relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated earnings and balance sheets. Certain additional disclosures required under US GAAP have not been provided, as permitted by the SEC.

(a)

Net loss and loss per share

The adjustments necessary to comply with US GAAP would be as follows:

	2010	2009	2008
	$	$	$
Net loss in accordance with Canadian GAAP	(56,445)	(14,389)	(92,799)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (Note 22(h))		(79)	(899)
Net loss in accordance with US GAAP	(56,455)	(14,468)	(93,698)

Loss per share in accordance with US GAAP
Basic	(0.96)	(0.25)	(1.59)
Diluted	(0.96)	(0.25)	(1.59)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2010, 2009 and 2008
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21  –

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(b)

Consolidated balance sheets

The adjustments to comply with US GAAP would be as follows:

				2010				2009
	As per Canadian GAAP	Adjustments		As per US GAAP	As per Canadian GAAP	Adjustments		As per US GAAP
	$	$		$	$	$		$
Assets
Other assets	23,185	(10,945)	(d)	14,771	21,869	(8,218)	(d)	16,752
		2,531	(e)			3,101	(e)
Future income tax assets	23,143	9,039	(d)	32,182	43,736	7,982	(d)	51,718

Liabilities
Pension and post-retirement benefits	10,728	13,484	(d)	24,212	10,200	13,355	(d)	23,555
Long-term debt[1]	221,014	2,531	(e)	223,545	217,002	3,101	(e)	220,103
Shareholders’ equity
Deficit	(231,354)			(231,354)	(174,909)	(79)	(h)	(174,988)
Accumulated other comprehensive income	54,915	(15,390)	(d)	39,525	50,408	(13,591)	(d)
						79	(h)	36,896

 Includes amount presented under the caption installments on long-term debt on the Company’s consolidated balance sheets as at December 31, 2010 and 2009.

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

21  –

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(c)

Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit such subtotal to be presented.

(d)

Employee future benefits

Under US GAAP, an employer is required to recognize the over-funded or under-funded status of defined benefit post-retirement plans as an asset or liability in its balance sheet and to recognize changes in that status in the year in which the change occurs through other comprehensive income (loss). The post-retirement expenses are determined in the same manner as under Canadian GAAP.

The following table presents the effect of applying this statement on individual line items in the consolidated balance sheet as at December 31:

	2010	2009
	$	$
Other assets	(10,945)	(8,218)
Future income tax assets	9,039	7,982
Total assets	(1,906)	(236)

Pension and post-retirement benefits	13,484	13,355
Accumulated other comprehensive income	(15,390)	(13,591)
Total liabilities and shareholders’ equity	(1,906)	(236)

(e)

Deferred debt issue expenses

In accordance with Canadian GAAP, the debt issue expenses are classified against the related long-term debt, with the exception of debt issue expenses incurred in connection with a line of credit or a revolving credit agreement, such as the Company’s ABL, and are subsequently amortized using the effective interest method. Prior to January 1, 2008, the long-term debt was measured at cost and the related debt issue expenses were included in the Company’s consolidated balance sheets under the caption other assets and were amortized on a straight-line basis over the term of the related long-term debt. There was no significant difference in the amortization expense resulting from the application of the straight-line versus the effective interest methods prior to the application of the new standards on January 1, 2008 or subsequent thereto.

Under US GAAP, such costs are recorded separately within other assets on the Company’s consolidated balance sheets. Consequently, the debt issue expenses, incurred in connection with the Company’s Senior Subordinates Notes, have been reclassified to “other assets” for US GAAP purposes.

21  –

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(f)

Consolidated comprehensive income (loss)

The following table presents consolidated comprehensive income (loss) per US GAAP:

	2010	2009	2008
	$	$	$
Comprehensive income (loss) in accordance with Canadian GAAP	(51,938)	3,467	(127,709)
Pension and post-retirement benefits (Note 22 (d))	(1,799)	632	(7,648)
Consolidated comprehensive income (loss)	(53,737)	4,099	(135,357)

(g)

 Accounting for Uncertainty in Income Tax Positions

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions” (“FIN 48”) introducing recognition and measurement criteria for income tax positions. An income tax position is a position taken in a filed tax return or a position that will be taken in a future tax return which has been reflected in the recognition and measurement of income or deferred tax assets or liabilities. Under the provisions of FIN 48, a tax position must be evaluated using a more likely than not recognition threshold based on the technical merits of the position and can only be recognized if it is more likely than not that this position will be sustainable on an audit by the taxation authorities. If the position does not meet this threshold, no amount may be accrued. Additionally, the recognized tax position will be measured at the largest amount that is greater than 50% likely to be realized on settlement. FIN 48 has no impact on the Company’s consolidated financial statements.

(h)

Reduction in Net Investment of Foreign Subsidiary

In the course of the year ended December 31, 2009, and in accordance with Canadian GAAP, the Company reclassified, from consolidated accumulated other comprehensive income to its consolidated earnings, a foreign exchange gain amounting to $0.1 million as a result of the partial repayment of notes (the ”Notes”) previously advanced to one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary. Initially, these Notes were designated as part of the Company’s net investment in this Subsidiary. Accordingly, related foreign exchange gains and losses were included as a separate component of consolidated accumulated other comprehensive income. In accordance with Canadian GAAP, and as a result of the partial repayment, a proportionate amount of the foreign exchange gains and losses accumulated in the separate component of accumulated other comprehensive income were recognized in the net loss for the year.

21  –

DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

Under US GAAP, similar recognition in consolidated earnings is only permitted upon the sale or complete or substantial liquidation of an entity’s investment in a subsidiary. Accordingly, under US GAAP the reclassification from consolidated accumulated other comprehensive income to consolidated earnings is reversed.

ORLDOCS 12121721 1

Footnotes

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